Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Yes

As a full service broker dealer, BDO provides the following products and services for the purpose of effecting transactions or submitting orders in the ATS: 1. High Touch trading via sales and trading personnel with internal access to the ATS 2. Low Touch trading with external access to the ATS via FIX Connectivity using the Subscriber's own proprietary or third party Order Management System or Execution Management System ("OMS/EMS"): a. Low Touch algorithmic trading and Smart Order Routing b. Direct market access to liquidity venues, including the ATS, via the BDO's low-latency market connectivity ("Direct Market Access"). All of the BDO's customers, including those with access to the BDO's High Touch sales and trading personnel, must satisfy requirements of the BDO's onboarding process (including with respect to anti-money laundering requirements). Subscribers with external access to the ATS are also required to sign an electronic trading agreement. Order entry into the ATS by means of the products and services above are further described in Part III, Item 5(c). No market data feed from the ATS is made available externally. Internally, the ATS continuously provides anonymized, aggregated volume on each side of the market and the midpoint to the BDO's Smart Order Routers, as described in Part III, Item 15(b).

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

A. The ATS is an automated, continuous, price/time limit order matching book for NMS Stocks, with the exception of symbols on the Stopped Symbol List and other conditions under which trading is suspended, as described in Part III, Item 20. The ATS is comprised of an order book (the "ATS Order Book" or "Order Book") and a matching algorithm (the "ATS Matching Algorithm" or "Matching Algorithm"). The Order Book and Matching Algorithm rely on rules-based logic (See Part III, Item 11(c)), Subscriber selected order parameters (See Part III, Item 7(a)) and counterparty selection and other configurations as described in Part III, Item 14(a).
The anticipated launch date of the ATS is September 20, 2021. The ATS will not accept orders until the launch date. During the period of September 20 to September 24, 2021, in order to implement a gradual deployment for the benefit of Subscribers, the ATS will only accept orders in the following NMS Stocks:
EEM
OXY
ZNGA
Starting on September 27, 2021, the ATS will begin accepting orders to trade all eligible NMS stocks.

Item 13: Segmentation; Notice

a. Yes

For the purpose of counterparty type selection, the ATS segments Subscribers by counterparty type. There are five counterparty types: 1. Principal: All BDO principal orders routed to the ATS from internal BDO trading desks as described in Part II, Item 1; 2. Agency: Agency orders from External Subscribers not directly routed to the ATS but routed via the BDO's algorithms or Smart Order Routers, in which the Smart Order Router determines to route to the ATS or is directed to route to the ATS by the BDO's algorithms. External Subscribers that are an Institutional Client of the BDO and are using a 3rd party ATS aggregation or Dark Liquidity smart order routing service and where the identity of the External Subscriber is fully disclosed to the BDO. Orders of the BDO's Affiliates, whether entered by such Affiliate in a principal or agency capacity, would be categorized as the counterparty type "Agency" to the extent not directly routed to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router. Orders of the BDO's Affiliates, to the extent being directly routed to the ATS, entered by such Affiliate in a principal or agency capacity, whether routed into the ATS via FIX connectivity to the BDO's low latency Direct Market Access or its Smart Order Router would be categorized as counterparty types "Direct Low", "Direct Medium" or 'Direct High" as applicable. The following three counterparty types include External Subscribers directing orders to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router, and Liquidity Partners who route via direct FIX connectivity to the ATS. 3. Direct low: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have low average price reversion. 4. Direct Medium: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have medium average price reversion. 5. Direct High: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have high average price reversion. Price reversion is determined by the notional weighted average midpoint to midpoint price movement after execution over a defined time interval. Upon onboarding, the BDO assigns External Subscribers to either the Agency or the Direct Medium counterparty type, based on the Subscriber's routing arrangements with the BDO. ~~Upon the initial launch of the BNPP Cortex ATS, External Subscribers will be assigned to the Agency, Direct High, Direct Medium, and/or Direct Low counterparty type based on information acquired by the BDO through the Subscriber onboarding process, which includes information relevant to the Subscriber's investment strategy, trading style, and/or technical configurations. Within 60 days following the launch of the BNPP Cortex ATS, the initial counterparty selection assignment for External Subscribers will be subject to the below described monthly and ad hoc review process performed by the BNPP Cortex ATS Working group.~~ The counterparty selection assignment is subject to subsequent monthly reviews by the BNPP Cortex ATS Working Group. The BDO may also perform ad hoc reviews of counterparty selection assignment for any reason. Based on changes in the Subscriber's historical trading activity, the Working Group may determine that a Subscriber's initial counterparty selection type requires reassignment to a different type and will typically notify such Subscriber of such change within one business day of such change. As described in Part II, item 3(a), a Subscriber may request that its orders not be crossed with orders from particular counterparty segments. A Subscriber's assignment to a particular counterparty segment does not impact how the Subscriber's orders are prioritized in the ATS's Order Book, as described in Part III, Item 11(c).

Item 15: Display

b. Yes

The ATS does not display order price or order volume data of specific Subscriber orders to any Person. However, the ATS provides anonymized, non-attributable, aggregated volume at the midpoint and on each side of the market by symbol internally to the BDO's smart order routers. The aggregated data is limited to the total quantity available at the midpoint and on each side of the market in the ATS Order Book, per symbol, at and between the midpoint and NBBO. Only the BDO's smart order routers ("SORs") can receive the continuous data. Outside of the SORs, this aggregated data is not shared anywhere else, either internally or externally. To the extent an order is routed through the SORs, such SORs will have order information regarding orders that they have routed to the ATS.

Item 23: Market Data

A. The ATS uses direct exchange feeds as its primary source of NBBO for all protected quotes on NMS stock exchanges and for regulatory status. The ATS utilizes this market data to price orders, establish order priority on the book, and execute orders in compliance with applicable rules and regulations (e.g. Reg SHO, Reg NMS). The ATS Matching Algorithm also uses market data to evaluate and process various exceptions as described in Part III, Item 11(c). In the event of a disruption in the direct exchange feeds, or where a particular NMS exchange does not offer direct feeds, the ATS uses the Securities Information Processor (SIP) feeds as a secondary source of market data.